UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 001-07731

CUSIP NUMBER 291087203

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Emerson Radio Corp.

Full Name of Registrant

Not applicable.

Former Name if Applicable

3 University Plaza, Suite 405

Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey 07601

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to unanticipated technical difficulties with the EDGAR filing system, Emerson Radio Corp. (the “Company”) was unable to file its annual report on Form 10-Q for the quarter ended December 31, 2017 (the “Report”), prior to the Commission’s filing deadline of 5:30 p.m., Eastern Time. Although the Company submitted the Report prior to the filing deadline, the Report was not accepted for filing by the Commission until 6:24 p.m., Eastern Time, on February 14, 2018. Accordingly, the Report has been filed, but it is deemed to have been filed as of February 15, 2018, the same date of this notification.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael Binney, Chief Financial Officer	973-428-2000
(Name and Title)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported operating loss of $0.9 million for the three months ended December 31, 2017, as compared to operating income of $0.4 million for the three months ended December 31, 2016. The Company reported net loss of $1.2 million for the three months ended December 31, 2017, as compared to net income of $0.4 million for the three months ended December 31, 2016. The decreases above can be primarily attributed to the termination of the Company’s license agreement with Funai Corporation effective as of December 31, 2016, increased cost of sales for the third quarter of fiscal 2018 as compared to the third quarter of fiscal 2017 primarily related to increased net product sales partially offset by lower year-over-year gross cost of sales as a percentage of gross sales, and increased income tax expense related to an adverse impact of the Tax Cuts and Jobs Act legislation on the Company’s deferred tax assets.

Emerson Radio Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 15, 2018	By:	/s/ Barry Smith
		Name:	Barry Smith
		Title:	Treasurer